

05040512

UNITED STATES
ND EXCHANGE COMMISSION
ıshington, D.C. 20549

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IAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Van Eck Capital, Inc.


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
179
SECTION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith (212) 293-2050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3-28-2005

TLH 3/22

OATH OR AFFIRMATION

I, Bruce J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Capital, Inc. ,as of December 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON Y. EMANUEL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01EM5077310
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MAY 5, 2007



Signature

Sr VP + CFO

Title

Alison Y. Emanuel

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VAN ECK CAPITAL, INC.
(a wholly owned subsidiary of
Van Eck Associates Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Capital, Inc.

We have audited the accompanying statement of financial condition of Van Eck Capital, Inc., a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Van Eck Capital, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 15, 2005

VAN ECK CAPITAL, INC.
(a wholly owned subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition
December 31, 2004

ASSETS	
Due from clearing broker	$ 244,325
Deposit with clearing broker	100,525
Commissions receivable	8,000
Prepaid expenses and other assets	17,553
	$ 370,403
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	$ 132,240
Due to Parent Company	15,156
	147,396
Contingencies (Note H)	
Stockholder's equity:	
Common stock, par value $.001 per share; authorized and issued 10,000 shares	10
Additional paid-in capital	166,302
Retained earnings	56,695
	223,007
	$ 370,403

See notes to statement of financial condition

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Nature of business:

Van Eck Capital, Inc. (the "Company") is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is derived mainly from commissions for the execution of trades through a correspondent broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent" or "Parent Company").

[2] Summary of significant accounting policies:

(a) Basis of accounting:

The Company operates under the provisions of Paragraphs (k)(2)(ii) for domestic securities transactions and (k)(2)(i) for most foreign securities transactions of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The requirements of Paragraph (k)(2)(i) provide that the Company will not carry customer margin accounts, hold customer funds or safe keep customer securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its Parent and other related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income taxes currently payable are included as part of due to Parent Company in the statement of financial condition.

(c) Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - AFFILIATED PARTIES

The Company derives substantially all of its commission income by acting as broker/dealer for trading performed by certain entities indirectly related to the Company and its Parent.

The Company does not maintain its own operating cash account. The Parent Company pays substantially all of the operating expenses incurred by or allocated to the Company in the ordinary course of its business, exclusive of clearance charges or other fees incurred for trading activities, and the Company has agreed to reimburse these expenses.

NOTE C - STOCK APPRECIATION RIGHTS PLAN

The Company participates in a Stock Appreciation Rights Plan (the "Plan") maintained by the Parent Company. The Plan provides for a nontransferable "equity" type of participation based on the success of the Company.

NOTE D - TRANSACTIONS WITH CLEARING BROKER

The agreement with the clearing agent provides for clearing charges at a fixed rate for each ticket traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

NOTE E - DIVIDENDS

During 2004 the Company declared dividends of $3,545,377 and $100,000 payable on or about January 30 and April 1, respectively, from cash and other assets. Dividend distributions included a $100,000 cash payment, the transfer of investments at fair value of $3,304,505 and a $240,872 offset to amounts receivable from the Parent.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $193,782 which $93,782 in excess of its required net capital. The Company's net capital ratio was .76 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, and the clearing broker/dealer may charge any consequent losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and the proper recordation of transactions by the clearing broker. The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Substantially all of the Company's cash, cash equivalents and securities positions are deposited with its clearing broker for safekeeping, collateral or margin purposes. The clearing broker is highly capitalized and a member of major stock exchanges.

NOTE H - CONTINGENCIES/REGULATORY MATTERS

In connection with their investigations of practices identified as "market timing" and "late trading" of mutual fund shares, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission (the "SEC") have requested and received information from the Parent Company regarding trading activities in the Van Eck Family of Funds, registered investment companies for which the Parent serves as investment adviser. These investigations are ongoing. If it is determined that the Parent Company or its subsidiaries engaged in improper or wrongful activity that caused a loss to a Fund, the board of trustees of the Fund will determine the amount of restitution that should be made to the Fund or its shareholders. At the present time, the amount of such restitution, if any, cannot be estimated.

In July 2004, the Parent received a "Wells Notice" from the SEC in connection with the SEC's investigation of market-timing activities. This Wells Notice informed the Parent that the SEC staff is considering recommending that the SEC bring a civil or administrative action alleging violations of U.S. securities laws against the Parent and two of its senior officers.

There cannot be any assurance that if the SEC or NYAG were to access sanctions against the Parent, such sanctions would not materially and adversely affect the Parent.